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Form 12b-25 (Official Text)
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Facing Page
Part 1--REGISTRANT INFORMATION
Part II--Rules 12b-25(b) AND (c)
Part III--NARRATIVE
Part IV--OTHER INFORMATION
General Instructions
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                     FORM 12B-25 NOTIFICATION OF LATE FILING
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                                                                 SEC FILE NUMBER
                                                                 0-24031
                                                                 CUSIP NUMBER
                                                                 45810X102
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K
             |_| Form 10-Q  |_| Form N-SAR

For Period Ended:   December 31, 2000
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION (OFFICIAL TEXT)

Integrated Business Systems and Services, Inc.
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Full Name of Registrant:

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Former Name if Applicable

115 Atrium Way, Suite 228
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Address of Principal Executive Office (Street and Number)

Columbia, South Carolina         29223
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City, State and Zip Code

PART II--RULES 12B-25(B) AND (C) (OFFICIAL TEXT)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III--NARRATIVE (OFFICIAL TEXT)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The filing of Form 10-KSB by Integrated Business Systems and Services, Inc. is delayed as the result of unforseen difficulties in the completion of the Company's annual audit by Scott McElveen, L.L.P. for the year ended December 31, 2000.

The Company completed several significant transactions during the third and fourth quarters, including the acquisition of substantial ownership positions in two limited liability companies,


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neither of which had audited historical financial statements. As a consequence, these transactions have significantly added to the auditors' workload and necessitates this extension. A statement concerning this delay from the Company's auditors is included in this filing as an exhibit.

The delay in this filing of Form 10-KSB can not be eliminated without unreasonable effort or expense.

PART IV--OTHER INFORMATION (OFFICIAL TEXT)

(1) Name and telephone number of person to contact in regard to this notification

           William S. McMaster                 (803)                736-5595
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         (Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). : Yes [X] No [ ]

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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 Integrated Business Systems and Services, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2001                 By:    /s/ WILLIAM S. MCMASTER
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                                     William S. McMaster
                                     Chief Financial Officer and General Counsel



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                             EXHIBIT TO FORM 12B-25



March 30, 2001

Mr. William S. McMaster, CFO and General Counsel
Integrated Business Systems and Services, Inc.
115 Atrium Way, Suite 228
Columbia, SC 29223

Dear Mr. McMaster:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated March 30, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Integrated Business Systems and Services, Inc. on or before the date the Form 10-KSB of Integrated Business Systems and Services, Inc. for the year ended December 31, 2000 is required to be filed.

Very truly yours,

/S/ SCOTT MCELVEEN, L.L.P.

Scott McElveen, L.L.P.


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ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS (OFFICIAL TEXT)

1. This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

2. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

3. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

4. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

5. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

6. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). (Amended by Sec Act Rel No 7122, Exch Act Rel No 35113, eff. 1/30/95).